SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Verso Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 850

Dallas, Texas 75219

(214) 756-6039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,242,227*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,242,227
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 954,283 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,287,944 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

**This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

2

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 954,283
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 954,283
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.71%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

3

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,287,944
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,287,944
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,287,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.66%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

4

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,242,227*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,242,227*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,227*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.37%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 954,283 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,287,944 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

** This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

5

1	NAME OF REPORTING PERSONS Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 2,000 shares of Class A Common Stock of the Issuer held by Robert Cathey individually and (2) 8,000 shares of Class A Common Stock of the Issuer held in the Robert N. Cathey IRA Contributory.

** This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

6

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,948
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 891,948
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,948
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 891,948
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

8

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,948
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 891,948
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,948
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

9

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 891,998*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 891,998*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.54%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 891,948 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 50 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian.

** This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

10

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,016,948*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,016,948*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,948*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 891,948 shares of Class A Common Stock of the Issuer held directly by HPE and (2) 125,000 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

* This calculation is based on 35,183,059 shares of Class A Common Stock of the Issuer outstanding as of February 14, 2020, as disclosed in the Issuer’s Annual Report on Form 10K filed with the SEC on March 2, 2020.

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This Amendment No.3 to the Schedule 13D (“Amendment No.3”) amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 10, 2019, as amended by Amendment No. 1 on December 12, 2019, as amended by Amendment No. 2 on February 3, 2020 (together with the Third Amendment, the “Schedule 13D” or the “Statement”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

This Amendment No.3 filed by the undersigned is being filed to report the dissolution of any group that may have been deemed to have been formed among the Hoak Investors and the SCW Fund Investors within the meaning of the Act. As a result of such dissolution, each of the Hoak Investors, separately or jointly, (i) have ceased to beneficially own more than five percent of Common Stock of the Issuer and (ii) will no longer continue to make reports or amendments to this Schedule 13D. Each of the SCW Fund Investors will continue to make reports or amendments to this Schedule 13D.

Item 2.                      Identity and Background.

Item 2 is hereby amended and supplemented to add the following at the end thereof:

“On March 31, 2020, the Hoak Investors and the SCW Fund Investors mutually agreed that they no longer intended to act together and mutually agreed to dissolve and terminate any group within the meaning of the Act that may have been deemed to have been formed among each of the Hoak Investors and the SCW Fund Investors. As set forth in Item 5(e), effective as of the date hereof, none of the Hoak Investors will be deemed to be “Reporting Persons” for purposes of this Schedule 13D.”

Item 4.                      Purpose of the Transaction.

Item 4 is hereby amended and supplemented to add the following at the end thereof:

“As previously described in Item 2, on March 31, 2020, the Hoak Investors and the SCW Fund Investors, mutually agreed to dissolve and terminate any group within the meaning of the Act that may have been deemed to have been formed among each of the Hoak Investors and the SCW Fund Investors. As set forth in Item 5(e), effective as of the date hereof, each of the Hoak Investors, individually and collectively, beneficially own less than 5% of the outstanding Common Stock of the Issuer. Consequently, this Amendment No. 3 to the Schedule 13D constitutes the final amendment to the Schedule 13D with respect to each of the Hoak Investors and an exit filing for each of the Hoak Investors. The SCW Fund Investors continue to beneficially own greater than 5% of the outstanding shares of Common Stock, and any further filings with respect to the securities of the Issuer, if required under the Act, shall be filed by the SCW Fund Investors.”

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by restating Items 5(c) and 5(e) in their entirety as follows:

“(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any of the SCW Fund Investors or the Hoak Investors. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the SCW Fund Investors or the Hoak Investors effected any transaction in the Common Stock during the past 60 days.

(e) Not applicable with respect to the SCW Fund Investors.

As of March 31, 2020, each of the Hoak Investors, individually and collectively, have ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock and as of the date hereof have ceased to be a part of any group within the meaning of the Act that may have been deemed to have been formed among each of the Hoak Investors and the SCW Fund Investors.”

12

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	April 2, 2020

SCW Capital Management, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

Trinity Investment Group, LLC

By:	/s/ Robert Cathey

Name: Robert Cathey

Title: Co-Managing Member

Robert Cathey

By:	/s/ Robert Cathey

Robert Cathey

13

Hoak Public Equities, L.P.

By:	Hoak Fund Management, L.P., its general partner

By:	Hoak & Co., its general partner

By:	/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

Hoak Fund Management, L.P.

By:	Hoak & Co., its general partner

By:	/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

Hoak & Co.

By:	/s/ J. Hale Hoak

Name: J. Hale Hoak

Title: President

James M. Hoak

By:	/s/ James M. Hoak

James M. Hoak

J. Hale Hoak

By:	/s/ J. Hale Hoak

J. Hale Hoak

14

Schedule A

Transactions – Last 60 days

SCW Capital, LP

Date	Transaction	Shares	Price
02/04/20	Purchase	544	$16.6968
02/05/20	Purchase	129	$16.9767
02/21/20	Purchase	774	$18.0211
02/24/20	Purchase	3,999	$17.5700
02/25/20	Purchase	6,450	$17.3270
02/28/20	Purchase	817	$16.2313
03/02/20	Purchase	4,300	$15.6329
03/03/20	Purchase	473	$14.9905
03/05/20	Purchase	2,541	$15.4996
03/09/20	Purchase	4,300	$14.8710
03/09/20	Purchase	4,300	$14.7859
03/10/20	Purchase	7,575	$14.2069
03/10/20	Purchase	3,956	$13.8271
03/11/20	Purchase	4,300	$13.6767
03/12/20	Purchase	21,500	$12.1917
03/12/20	Purchase	43,000	$11.8403
03/19/20	Purchase	602	$10.2150
03/26/20	Purchase	443	$11.1913
03/31/20	Purchase	437	$11.2497

SCW Capital QP, LP

Date	Transaction	Shares	Price
02/04/20	Purchase	721	$16.6968
02/05/20	Purchase	171	$16.9767
02/21/20	Purchase	1,026	$18.0211
02/24/20	Purchase	5,301	$17.5700
02/25/20	Purchase	8,550	$17.3270
02/28/20	Purchase	1,083	$16.2313
03/02/20	Purchase	5,700	$15.6329
03/03/20	Purchase	627	$14.9905
03/05/20	Purchase	3,369	$15.4996
03/09/20	Purchase	5,700	$14.8710
03/09/20	Purchase	5,700	$14.7859
03/10/20	Purchase	10,040	$14.2069
03/10/20	Purchase	5,244	$13.8271
03/11/20	Purchase	5,700	$13.6767
03/12/20	Purchase	28,500	$12.1917
03/12/20	Purchase	57,000	$11.8403
03/19/20	Purchase	798	$10.2150
03/26/20	Purchase	587	$11.1913
03/31/20	Purchase	578	$11.2497

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price
02/26/20	Purchase	88	$16.2500
03/25/20	Purchase	501	$10.8998
03/26/20	Purchase	1,447	$10.9552
04/01/20	Purchase	10,000	$10.5000

J. Hale Hoak

Date	Transaction	Shares	Price
03/23/20	Purchase	30*	$11.0000

*These shares were purchased to be held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian.

James M. Hoak

Date	Transaction	Shares	Price
02/25/20	Purchase	25,000	$16.7921

2